Coty Inc.
350 Fifth Avenue
New York, New York 10118
Attn: Laurent Mercier

March 29, 2021

By EDGAR “CORRESP” Designation

U.S. Securities and Exchange Commission
Division of Corporation Finance
Office of Life Sciences
100 F Street, N.E.
Washington, D.C. 20549-7010

Attn: Terence O’Brien
Tracey McKoy
Jeanne Baker

Re: Coty Inc.
Form 10-K for the Fiscal Year Ended June 30, 2020
Form 8-K Filed February 9, 2021
File No: 1-35964

Ladies and Gentlemen:

On behalf of Coty Inc. (the “Company”), this letter responds to your letter, dated March 16, 2021, (“Comment Letter”) regarding the above-referenced Form 10-K for the Fiscal Year Ended June 30, 2020, filed on August 27, 2020 and Form 8-K, filed on February 9, 2021. Each of your comments is set forth below, followed by the corresponding response. For ease of reference, the headings and paragraphs below correspond to the headings and comments in the Comment Letter. Each response of the Company is set forth in ordinary type beneath the corresponding comment of the Staff of the Division of Corporation Finance (the “Staff”) from the Comment Letter appearing in bold type.

Item 2.02 Form 8-K Filed February 9, 2021
Exhibit 99.1, page 3

We note that Total Coty reflects the "current full scope of Coty’s revenues and costs". This presentation appears to result in the combination of your continued operations and Wella discontinued operations. Please address how you concluded that the resulting measures do not substitute individually tailored recognition and measurement methods for those of GAAP. Refer to Question 100.04 of the Non-GAAP C&DIs. In addition, tell us what *** footnote to your Supplemental Schedules Including Non-GAAP Financial Measures table on page 14 refers to.

We respectfully note for the Staff that in the 10-K filing for year ended June 30, 2020, as a result of the Wella Transaction and in accordance with U.S. GAAP, the Company began presenting the results of the Wella Business as discontinued operations. The presentation of discontinued operations for the Wella Business continued through the quarters ended September 30, 2020 (“Q1 FY21”) and December 31, 2020 (“Q2 FY21”). Concurrent with this presentation of discontinued operations, and for the purpose of providing additional supplemental comparative financial information to investors and other stakeholders, the Company presented in its quarterly exhibits to the Form 8-K (”Earnings Release”) certain combined information related to continuing and discontinued operations of the Company (“Total Coty”). The presentation of this information was contemplated as a temporary measure to enable users to understand the results of the Company excluding the effects of the divestiture of Wella on the Company, and was not intended as a long-term ongoing metric. As the components to these measures were calculated in accordance with GAAP, we do not believe that these measures substitute individually tailored recognition and measurement methods for those of GAAP.

Due to the finalization of the sale of Wella in Q2 FY21, we had eliminated the presentation of revenues and costs under the “Total Coty” heading for the Earnings Release filed February 9, 2021. The remaining financial results under the heading of “Total Coty” reflect measurements that are consistent with the discontinued operations guidance in ASC 205-20 for net income and EPS. Additionally, we disclosed our non-GAAP measures that are derived from net income and EPS. In this regard, our statement on page 3 of the Earnings Release for Q2 FY21 regarding the “current full scope of revenues and costs” should have been amended to exclude any mention of these items. Further, the “***” footnote to our Supplemental Schedules Including Non-GAAP Financial Measures table on page 14 of this filing was an inadvertent but immaterial inclusion to the table.

Form 10-K for the Fiscal Year Ended June 30, 2020 Cost of Sales, page 37

Please quantify the impact of each factor you identify as contributing to the changes in your cost of sales year to year. This will provide a better understanding of the extent to which these factors impacted your gross margin trends. Please refer to Item 303(a)(3) of Regulation S-K and SEC Release No. 34-48960 for further guidance.

We have considered the Staff’s comment and will prospectively enhance our disclosure beginning with our Form 10-Q for the period ending March 31, 2021. The following disclosure from the Form 10-K for the year ended June 30, 2020 has been updated to include the quantification of the factors contributing to changes in cost of sales and to illustrate the format of how we propose to enhance our future disclosures, with the changes noted in red. Please note that these enhancements will apply to all periods presented.

COST OF SALES
In fiscal 2020, cost of sales decreased 20%, or $507.3, to $1,991.2 from $2,498.5 in fiscal 2019. Cost of sales as a percentage of net revenues increased to 42.2% in fiscal 2020 from 39.7% in fiscal 2019 resulting in a gross margin percentage decrease of approximately 250 basis points primarily reflecting COVID-19 reduced sales volume impact which negatively impacted the gross margin trends during the pre-COVID-19 period, as follows:
(i) Approximately 110 basis points related to increased excess and obsolescence expense on inventory;
(ii) Approximately 60 basis points related to incremental expense of underutilized facilities costs; and
(iii) Approximately 50 basis points related to increased designer license fees due to an unfavorable mix of prestige brands with higher minimum royalty rates.
These negative impacts were partially offset by approximately 20 basis points of increased gross margin due to sales price increases in Brazil in the current period, compared to lower base due to negative mix impact associated with lower-margin body care products in the prior period.

Management’s Discussion and Analysis Liquidity, page 57

We note within your financial statements, you elected to not separately disclose the cash flows related to your Wella Business. Please tell us what consideration you gave to describing the cash flows from operating and investing activities associated with this business separately from your continuing operations. In addition, specifically address whether your liquidity is likely to be materially affected by the absence of cash flows (or negative cash flows) associated with your Wella Business.

In preparing our Form 10-Q for the period ended December 31, 2020, management concluded that the impact of the sale would not materially change the future cash flows as the loss of cash flow generated by the disposal of the Wella operations will be offset by the reduction in our debt service and fixed costs as we exit our service obligations under the TSA.

We have considered the Staff’s comment and will prospectively enhance our liquidity disclosure beginning with our Form 10-Q for the period ending March 31, 2021. The following extract of our liquidity disclosure from our Form 10-Q for the period ended December 31, 2020 has been updated to illustrate the proposed changes (marked in red).
LIQUIDITY AND CAPITAL RESOURCES
Overview
…
As part of the transaction, Coty received cash proceeds of $2,451.7 and retained a 40% stake in the business. Immediately after closing, Wella drew down on their third-party debt for

$1,282.4 and used $448.0 of such funds to make a distribution to the Company, which the Company has accounted for as a return of capital. Coty utilized $2,015.5 of the net proceeds to pay down its Term Loans A and B on a pro rata basis and reserved $500.0 for reinvestment in the business. As a result of the prepayments, the outstanding balances of Term Loans A and B were reduced by $1,135.7 and $879.8, respectively.

During the six months ended December 31, 2020, the Company had Consolidated net cash provided by operating activities of $472.7. Management estimates the impact of excluding the Wella Business on a go forward basis, excluding temporary impacts from the Wella TSA, would be a reduction of 45% in Consolidated net cash provided by operating activities. The decrease in such cash flows are expected to be partially offset by cost reductions as we exit our service obligations under the TSA. The impact on Cash flows from investing activities would be roughly 10% decrease in the outflows for capital expenditures related to the Wella Business. During the second quarter of 2021, the Company’s total debt decreased from $8,400.2 to $5,391.7, a decrease of roughly 36%, principally due to the Sale of the Wella Business. Accordingly, we note that the estimated decrease in our net consolidated cash flows from the exclusion of the Wella Business, inclusive of the reduction in capital expenditures, are slightly higher than the decrease in our debt service obligation for this period. We do not expect a material adverse impact on our future cash flows from the Sale of the Wella Business.

Financial Statements
Note 5. Segment Reporting, page F-20

We note that in connection with its Turnaround Plan, the Company's CODM changed the reporting structure used to allocate resources from the previous category focused organizational structure to a structure based on regional commercial business units. We note however, that your senior management appears to have a products-based focus surrounding your Luxury and Consumer Products businesses. We also note that your earnings calls and associated slide presentations appear to be provide discussions surrounding products and sales channels in addition to your regional commercial business units. As such, please tell us what consideration you have given to the guidance in ASC 280-10-50-6 and 280-10-9 as to whether your management structure is a matrix form of organization. Please tell us if your operating decision maker regularly reviews your Luxury and Consumer Products businesses or other products-based results in addition to your regional results. If so, please provide the nature of the products-based results he reviews and address the need to present operating segments on a products basis.

The Company does not operate or report as a matrix organization as contemplated in ASC 280-10-50-6 and 50-9. The Company has regional segments and a single segment manager responsible for geographic regions only and does not have product segments or segment managers overseeing the product categories.

The Company businesses are organized into three regions Europe, Middle East & Africa (“EMEA”), Americas, and Asia Pacific (“APAC”) with one Chief Commercial Officer designated as a single segment manager for the three operating segments. The segment manager reports to the Chief Operating Decision Maker (“CODM”) with responsibility for operating activities, financial results, forecasts, and plans for the segments.

The CODM receives consolidated operating results, operating results of each of our segments and certain revenue information by brand or Consumer and Luxury channels. The CODM does not receive or review the operating results for the Consumer and Luxury channels. Financial information that allows the CODM to make decisions related to the allocation of resources and investments including in capital expenditures is only prepared on a geographical basis (and not on a product or category basis), which supports our determination that we only have geographical operating segments.

Our CODM receives net revenue data by brand or product category (grouping of brands) as well as sell-through data for Luxury and Consumer product sales channels in the monthly and quarterly information to understand the revenue performance and key market sales trends. Revenue, when viewed by itself and together with sell-through data, is not enough for the CODM to make decisions about resources to be allocated and is not a measure of profit or loss. The CODM reviews financial performance based on the following key metrics: net revenue, adjusted operating income by segment, gross margin at the segment level and consolidated free cash flow. Decisions regarding the allocation of resources are driven by the performance of the three regions.

The same data is provided to our Board of Directors (“Board”) on a quarterly basis. No other disaggregated data outside of the segments or other discrete information is reviewed by the Board that isn’t included in the information as described above.

If you have any questions regarding the above, please do not hesitate to call me at +31202999088.

Very truly yours,

/s/ Laurent Mercier
___________________________
Laurent Mercier

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